VIA EDGAR

October 20, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Keira Nakada and Suying Li

RE:	Criteo S.A.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 26, 2021
Form 10-Q for the Quarterly Period Ended June 30, 2021
Filed August 4, 2021
Item 2.02 on Form 8-K
Filed August 4, 2021
File No. 001-36153

Ladies and Gentlemen:

Criteo S.A. (the “Company”) is hereby responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated September 21, 2021 with respect to the above-referenced Form 10-K, Form 10-Q and Form 8-K.  For your convenience, the comments from the comment letter are repeated here, followed by the Company’s responses and the paragraph numbering below corresponds to the numbering in the comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Revenue Excluding Traffic Acquisition Costs, page 67

1.
Your non-GAAP performance measures Revenue ex-TAC on a consolidated basis and by region disclosed in this section and throughout your filing, and Revenue ex-TAC margin disclosed in your earnings release appear to be more akin to gross profit. Please:

•	Revise the titles of these non-GAAP measures to reflect their nature;

•	Reconcile Revenue ex-TAC to gross profit, which appears to be the most directly comparable GAAP financial measure on the consolidated and regional bases;

•	Disclose the most directly comparable GAAP measure with equal or greater prominence wherever the consolidated and regional Revenue ex-TAC non-GAAP measures are disclosed; and

•	Disclose the ratio or measure as calculated using the most directly comparable GAAP financial measure wherever Revenue ex-TAC margin is disclosed.

We refer you to Item 10(e)(1)(i) of Regulation S-K, footnote 27 of SEC Final Rule Release No. 33-8176, and Question 102.10 of the Division’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations. This comment also applies to your Form 10-Q and Item 2.02 Form 8-K for the fiscal quarter ended June 30, 2021.

Description of Revenue ex-TAC

The Company strives to ensure that its financial statements and disclosures are transparent and in compliance with applicable requirements, including Regulation G and Item 10(e) of Regulation S-K.  Historically, the Company has presented the non-GAAP measure Revenue excluding Traffic Acquisition Costs, or Revenue ex-TAC, because it is a key measure used by the Company’s management and board of directors to evaluate operating performance, generate future operating plans and make strategic decisions regarding allocation of capital.  Moreover, Revenue ex-TAC has been used by other companies in the Company’s industry and is followed by analysts and investors as a key measure to evaluate the Company’s performance.  While the Company believes that its use of this measure has been consistent with both market practice and applicable regulations, the Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings it will revise the title of this non-GAAP measure to Contribution ex-TAC.  Similarly, the Company also will revise the title of Revenue ex-TAC margin to Contribution ex-TAC margin.

Reconciliation

The Company is a global technology company that operates in over 100 countries, and the Company accounts for many costs that are not allocated to any particular region.  For instance, a large portion of the Company’s other cost of revenue consists of data center costs, such as hosting costs and depreciation of servers.  Moreover, some of the Company’s data centers serve multiple geographic areas as well as general corporate operations.  Because other cost of revenue is not allocated by region it would be impracticable for the Company to calculate gross profit on a regional basis for the purpose of reconciling Contribution ex-TAC by region.  Accordingly, the Company does not intend to reconcile Contribution ex-TAC by region to gross profit by region.  However, the Company does intend to reconcile Contribution ex-TAC to gross profit on a consolidated level, and will also present Contribution ex-TAC by region in a table with consolidated other cost of revenue, reconciling to consolidated gross profit.  The Company continues to believe that Contribution ex-TAC by region is useful information to investors due to the global nature of the Company’s business.  In addition, the Company will no longer compare these measures to revenue, which the Company believes addresses the Staff’s comment.  An example of the Company’s proposed approach is provided in Annex A at the end of this letter for the Staff’s consideration.

Disclosure of Most Comparable GAAP Measure

The Company also respectfully advises the Staff that in future filings it will continue to comply with Item 10(e) of Regulation S-K by disclosing the most directly comparable GAAP measure, gross profit, with equal or greater prominence wherever Contribution ex-TAC is disclosed on a consolidated basis.  As described above, however, it would be impracticable for the Company to present a comparable GAAP measure to Contribution ex-TAC by region.  However, the Company will refrain from comparing these measures to revenue.

Margin Presentation

Finally, the Company respectfully advises the Staff that in future filings it will disclose the most directly comparable GAAP ratio or measure to Contribution ex-TAC margin, gross profit margin, wherever Contribution ex-TAC margin is disclosed.

The Company expects that it will revise the disclosures described above beginning with its annual report on Form 10-K for the fiscal year ended December 31, 2021.

Thank you for your consideration.  Please do not hesitate to contact me if you have any questions.

Sincerely,

/s/ Ryan Damon
Ryan Damon
EVP, General Counsel & Corporate Secretary
Criteo S.A.

cc:	Ryan J. Adams
Skadden, Arps, Slate, Meagher & Flom LLP

Annex A

Reconciliation of Contribution ex-TAC by Region to Gross Profit

	Three months ended			Six months ended
	30 June			30 June
Region	2021	2020	YoY Change	2021	2020	YoY Change

Revenue	551,311	437,614	26.0%	1,092,388	940,990	16.1%
Americas	221,227	185,674	19.1%	425,127	377,419	12.6%
EMEA	209,303	159,621	31.1%	421,399	349,735	20.5%
Asia-Pacific	120,781	92,319	30.8%	245,862	213,836	15.0%

Traffic Acquisition Costs	(331,078)	(257,698)	28.5%	(658,745)	(555,062)	18.7%
Americas	(134,332)	(115,317)	16.5%	(261,960)	(235,339)	11.3%
EMEA	(124,747)	(90,153)	38.4%	(251,395)	(198,550)	26.6%
Asia-Pacific	(71,999)	(52,228)	37.9%	(145,390)	(121,173)	20.0%

Contribution ex-TAC	220,233	179,916	22.4%	433,643	385,928	12.4%
Americas	86,894	70,357	23.5%	163,167	142,080	14.8%
EMEA	84,556	69,468	21.7%	170,004	151,185	12.4%
Asia-Pacific	48,783	40,091	21.7%	100,472	92,663	8.4%

Other Cost of revenue	(37,364)	(33,914)	10.2%	(72,076)	(67,720)	6.4%

Gross Profit	182,869	146,002	25.3%	361,567	318,208	13.6%